790 Turnpike St, Suite 202
North Andover, MA 01845
978-688-8833

August 7, 2006

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms Cvrkel:

I am pleased to submit the Company’s response to the Staff’s comment included in your letter to our Chief Executive Officer, Charles Finelli, dated July 31, 2006.

For convenience, we have reproduced the Staff’s comment and provided responses immediately below them.

Form 10-K for the year ended December 31, 2005

Note 4. Impairment of Goodwill, page 37

Note 5. Intangible Assets, Net, page 38

and

Form 10-Q for the quarter ended March 31, 2006

Balance Sheet, page 3

1.                            We note your reasons for the differences in the amount reported for goodwill and intangible assets as of December 31, 2005 and March 31, 2006 in response to our prior comments number four, seven and eight.  Please revise your intangible assets and goodwill footnotes in future filings to indicate that such differences are attributed to foreign currency translation adjustments from Sterling to US dollar.

We note your comment and confirm that in our Form 10-Q for the quarter ended June 30, 2006, which was filed on July 28, 2006, we have revised our intangible assets and goodwill footnotes (Notes 2 and 3, page 7) to indicate the movements which are attributable to Sterling to US dollar foreign currency translation adjustments.  We will continue to include such disclosure in our future filings.

Branch Chief
United States Securities and Exchange Commission
August 7, 2006

Other

2.                            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The company acknowledges that:

•                                It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles E. Finelli
Charles E. Finelli
President and Chief Executive Officer